

December 31, 2014

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 1-36144**

Dear Mr. Sun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.B. Business Overview, page 43

Our Users, page 44

1. We note your presentation of operating metrics for the number of web users, active web users, mobile users, and active mobile users. While we do not object to your presentation of these metrics to assist investors in understanding the traffic to your website and mobile platform, we believe your presentation of these metrics should include an explanation of the relationship between these metrics and your results and should describe the limitations of these operating metrics. In this regard, we note that the vast majority of your revenue is generated from pay-for-performance (P4P) services, and we assume some users may access your website or mobile platform and run queries without making qualified clicks or purchases that generate revenue for you. Therefore, the number of

users or active users who access your platforms does not appear to directly relate to the amount of revenue you generate, and discussion of the conversion rate of users into qualified clicks or purchases appears necessary to provide a balanced picture of how this metric relates to your results. Please revise future filings to provide these disclosures or to cross-reference to other locations in your filing where these disclosures are provided. Similarly, we note the paragraph at the top of page 45 addresses the relationship between website user traffic and your expenses; a balanced discussion of the relationship between user traffic and your results should address both revenue and expenses, and it should address both website traffic and mobile traffic.

2. We note your presentation of operating metrics for the number of air ticket and hotel search queries. Please also apply the comment above to these metrics, as applicable.

Item 5.A. Operating Results, page 74

Revenues, page 74

3. We note that your discussion of P4P services revenue here and on page 85 focuses on the number of queries and the amount of revenue per thousand queries. We understand that you generate P4P services revenue when a user clicks on a qualified listing in your search results (CPC) or clicks on a qualified listing and subsequently purchases the air ticket or hotel room (CPS). If our understanding is incorrect that qualified clicks or purchases are the actions that generate revenue, as opposed to the queries themselves, please explain this matter to us in more detail. Alternatively, if our understanding is correct, please tell us why your analysis of P4P services revenue focuses on queries rather than the number of clicks or purchases and the average revenue per thousand clicks or purchases.

4. Please refer to your discussion of "Number of web search queries" as a key metric impacting P4P services revenue in the middle of page 75 and respond to the following comments:

- You state that the number of web search queries is directly affected by the number of users who visit your website and the average number of search queries per user. While you quantify the number of users who visit your website for each of the three years presented, we do not see a discussion of the average number of search queries per user or how that metric has changed over time either here or as part of your analysis of revenue on page 85. Please tell us how you determined that discussion of the average number of search queries per user was not needed, or confirm that you will revise future filings for this matter.

- We note that your discussion of operating metrics impacting P4P services revenue on page 75 solely considers web search queries and does not also consider mobile search queries. Given the increased significance of mobile search queries to your revenue in 2014, please confirm that in future filings you will disclose metrics related to mobile search queries and metrics related to web search queries with equal prominence, or explain to us in detail why such equal prominence is not warranted.

5. We note your tabular presentation of web search queries and revenue generated from P4P services for air tickets and hotels at the bottom of page 75. In the paragraph following this table you state, "Our P4P revenue from flight tickets and related searches increased from RMB307.7 million in 2012 to RMB550.8 million in 2013." Please explain to us in reasonable detail, and revise future filings to clarify to your investors, why the amounts disclosed in this sentence differ from the amounts seen in the table for "revenue from web search – air tickets." In this regard, your table appears to indicate that the P4P revenue resulting from web search queries for air tickets was RMB300.0 million in 2012 and RMB479.5 million in 2013. Also apply this comment to your tabular presentation of "revenue from web search – hotels" and the discussion in the subsequent paragraph of "P4P revenue from hotel searches."

Results of Operations, page 84

6. We note your analysis of results of operations. While you have identified certain intermediate effects of the trends, events, demands, commitments and uncertainties that drove changes in your results, you have not consistently provided management's insight into the reasons underlying these intermediate effects. As examples only and not an exhaustive list, we note that the factors identified as contributing to the change in your P4P revenue include an upward adjustment in your price for P4P services through your website and a decrease in the average revenue you earned per air ticket and per hotel room night. Without further information about the extent of these changes and the underlying material causes of these changes, we do not believe your investors have enough information about the trends, events, demands, commitments and uncertainties that drove these changes to assess the likelihood that your price for P4P services will continue to rise or the average revenue you earn per air ticket or hotel room night will continue to decline. Please refer to Section III.B.4. of SEC Release 33-8350, and revise future filings to better explain the underlying material causes of changes in your results.

7. We note your analysis of P4P services revenue on page 85. It appears that mobile search queries generate less revenue than web search queries since the average revenue per thousand mobile search queries in 2013 was RMB162.5 while the average revenue per thousand web search queries in 2013 was RMB266.7. If this trend continues, please revise future filings to explain to your investors why these differences occur and to describe the impact, if any, of changes in the mix of platforms through which users make their search queries on your consolidated P4P revenue. To the extent that profitability for mobile search queries is similarly less than profitability for web search queries, please also apply this comment to your analysis of consolidated expenses and profitability.

8. We note from your disclosures here and on page 75 that you generate more than twice the amount of P4P revenue per thousand web search queries for hotels than for air tickets. If

this trend continues, please revise future filings to explain to your investors why these differences occur and to describe the impact, if any, of changes in the mix of hotel web search queries and air ticket web search queries on your consolidated P4P revenue.

9. Please refer to your analysis of changes in cost of revenues on page 85 and respond to the following comments:

- Although you present each category of expenses classified within cost of revenues as a percentage of revenue on page 77, your analysis on page 85 solely address the change in these expenses in absolute amounts. Please revise future filings to also briefly explain why these expenses changed in terms of the percentage of revenue, or explain to us in detail why such disclosure would not be useful to investors in understanding the changes in your gross profit margin.

- Please tell us why your analysis of the increase in sales tax and related surcharges does not identify the increase in your sales tax rate as a material cause of the increase in this expense. In this regard, we note from your disclosure on page 77 that your sales tax rate increased in September 2012 from 5% to 6%, and we assume this increase in the tax rate would significantly contribute to the increase in the absolute amount of your sales tax expense.

10. Please refer to your analysis of net loss on page 86. Please revise your MD&A disclosures as appropriate so that investors understand the material causes underlying management's decision to incur more expenses than the amount of revenue generated. In this regard, while you address the reasons for the changes in each line item on the face of your statements of operations, you do not appear to provide a concise overview of the major decisions, events and trends that have impeded your profitability thus far, nor do you provide a concise overview of management's future plans, if any, to achieve profitability. Please refer to Section III.A. of SEC Release 33-8350 and consider providing an introductory section or overview that would explain the most important matters on which your management focuses when evaluating your financial condition and operating results and making related decisions.

Item 5.B. Liquidity and Capital Resources, page 87

11. We note that approximately 46% of your total assets at December 31, 2013 were comprised of cash and cash equivalents and another 23% were comprised of time deposits with original maturities exceeding three months. Please tell us what portion of your cash, cash equivalents, and short-term investments were denominated in US dollars as of December 31, 2013 and as of the most recent balance sheet date available. If the amount denominated in US dollars represents a significant portion of your total assets, please tell us why you have not addressed the actual and future anticipated impact of changes in foreign exchange rates on your liquidity, and also tell us why you state under Item 11 that you do not believe you have any significant direct foreign exchange risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief